UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

409321106

(CUSIP Number)

Jeffrey Ferguson The Carlyle Group 1001 Pennsylvania Avenue, NW Suite 220 South Washington, D.C. 20004-2505 (202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preliminary Note

This Amendment No. 6, dated February 18, 2016 (this “Amendment No. 6”), supplements and amends the Schedule 13D filed on October 12, 2010 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Hampton Roads Bankshares, Inc. (the “Issuer”). Capitalized terms used in this Amendment No. 6 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by the following:

On February 10, 2016, the Issuer entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with Xenith Bankshares, Inc., a Virginia corporation (“Xenith”). The Reorganization Agreement provides for, among other things, the merger of Xenith and the Issuer, subject to the terms and conditions set forth therein. Under the Reorganization Agreement, each issued and outstanding share of common stock of Xenith shall be converted into 4.4 shares of Common Stock. Following the consummation of the transactions contemplated by the Reorganization Agreement, Carlyle Financial Services Harbor, L.P. (“Carlyle”) will own approximately 18.4% of the outstanding Common Stock of the Issuer.

On February 10, 2016, Carlyle, in its capacity as a shareholder, entered into a voting agreement with Xenith (the “Voting Agreement”), with respect to, among other things, the voting of shares of Carlyle’s Common Stock in favor of the approval of the terms of the Reorganization Agreement and the transactions contemplated thereby.

Pursuant to the Voting Agreement, Carlyle has agreed, among other things, (i) to vote or exercise its right to consent with respect to all of its shares of Common Stock in favor of the approval of the terms of the Reorganization Agreement and all agreements and actions related thereto, and (ii) not to vote in favor of, or consent to, and will vote against and not consent to, the approval of any (a) HRB Acquisition Proposal (as that term is used therein), (b) corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation of, the transactions contemplated by the Reorganization Agreement or (c) any other matter relating to, or in connection with, any of the foregoing matters. In connection with the foregoing, Carlyle granted a revocable proxy appointing Xenith as such attorney-in-fact and proxy, with full power of substitution, for and in such shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the Voting Agreement as Xenith or its proxy or substitute shall, in Xenith’s sole discretion, deem proper.

In addition, Carlyle shall not, without the prior written consent of Xenith, directly or indirectly, (i) grant any proxies or enter into any voting trust or other arrangement with respect to the voting of any of their shares of Common Stock relating to the matters set forth in the Voting Agreement (other than a proxy granted to any directors or officers of the Issuer), (ii) revoke the proxy granted pursuant to the Voting Agreement except upon termination of the Voting Agreement or (iii) transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect transfer, encumbrance or other disposition of, any shares of Common Stock, prior to the termination of the Voting Agreement.

Carlyle agreed, in its capacity as a shareholder of the Issuer, that it will not, and will instruct and use reasonable best efforts to cause its representatives and partners not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to a HRB Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any HRB Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with or otherwise cooperate in any way with, any person in connection with any HRB Acquisition Proposal or (iv) unless the Voting Agreement has been terminated in accordance with its terms, enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to and entered into in accordance with the Reorganization Agreement) relating to any HRB Acquisition Proposal, in each case, except to the extent that the Issuer is permitted to take such action pursuant to the Reorganization Agreement. Carlyle will promptly (within 24 hours) advise Xenith following receipt of any HRB Acquisition Proposal or any inquiry which could reasonably be expected to lead to a HRB Acquisition Proposal, and the substance thereof (including the material terms and conditions of the HRB Acquisition Proposal), and will keep Xenith apprised of any related material developments, discussions and negotiations on a reasonably current basis, including any amendments to or revisions of the terms of such inquiry or HRB Acquisition Proposal, in each case to the extent HRB has not previously notified Xenith.

The Voting Agreement shall terminate upon the earlier of (a) the effective time of the reorganization, (b) termination of the Reorganization Agreement in accordance with its terms or (c) if the Issuer’s Board of Directors has delivered to its shareholders a recommendation change in accordance with the Reorganization Agreement. Upon any such termination all rights or obligations of the parties under the Voting Agreement shall immediately terminate.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Other than as described in this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of Voting Agreement and is incorporated herein by reference. A copy of the Voting Agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit Number	Description

10	Voting Agreement, dated February 10, 2016, by and among Carlyle Financial Services Harbor, L.P. and Xenith Bankshares, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2016

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.

By:	The Carlyle Group L.P., its managing member

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS L.P.

By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.

By:	TC Group Cayman Investment Holdings L.P., its general partner

By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

TCG FINANCIAL SERVICES, L.P.

By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG Financial Services, L.P., its general partner

By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director